June 14, 2006

Via Facsimile (212.319.4090) and U.S. Mail

Luke P. Iovine III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 east 55th Street
New York, NY 10022

	Re:	Manugistics Group, Inc.
		Schedule TO-I
		Filed June 2, 2006
		File No. 005-48445

Dear Mr. Iovine:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 2.  Subject Company Information

1. Item 1002(c) of Regulation M-A requires disclosure of the high and low prices for the subject security for each quarter during the past two years. Please expand to include the prices for the first quarter of the fiscal year ended February 28, 2007.

Item 3. Identity and Background of Filing Person

2. It appears that JDA Software Group, Inc. ("JDA") and Stanley Acquisition Corp. should be identified as bidders in the Offer.
In that regard, we note your disclosure that the Offer is being made in connection with the Merger Agreement and is conditioned upon the completion of the Merger, as such terms are defined in the Offer to Purchase, pursuant to which the Company will be acquired JDA. Further, we note that the Offer will be financed through the New Bank Facility and the Equity Financing.

Item 7.  Source and Amount of Funds or Other Consideration

3. Please disclose your alternate financing plans in the event that the Financing Condition is waived. See, Item 1007(b) of Regulation M-A.

Item 10.  Financial Statements

4. If you incorporate by reference the information required by
Item 1010(a) as permitted by Instruction 3 to Item 10 of Schedule TO, you must provide the summarized financial information specified by
Item 1010(c). See Instruction 6 to Item 10. Please revise accordingly and advise us as to how you intend to disseminate this information.
See Question I.H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (available at www.sec.gov).

Offer to Exchange

Incorporation of Certain Documents by Reference, page iii

5. We note that you attempt to incorporate by reference into the Offer to Purchase all filings pursuant to the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." In the event of a material change to the information presented in the offer documents, you may not rely on the forward incorporation but must promptly amend the Schedule TO in accordance with Rule 13e-
4(c)(3). Please confirm that you will do so.

Summary, page 1

6. We note that the Offer will expire at 9:00 a.m., New York City time on July 5, 2006. It is unclear whether all of the conditions to the Offer can be satisfied before the Offer expires.
Specifically, we note that the Offer is conditioned upon the consummation of the Merger, as well as the satisfaction of the Financing Condition and the Existing Credit Agreements Condition, which are expected to occur concurrently with the consummation of the Merger. In this regard, we note your disclosure that the Merger is expected to close in the third calendar quarter of 2006. We also note that the Special
Meeting in which the Company`s security holders will vote to approve the Merger is scheduled for June 28, 2006. Please explain or revise.

7. It is our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We may have further comment.

Purpose of the Offer, page 6

8. We note your disclosure in the last paragraph of this section on page 7 that, from time to time, the Company may acquire Notes through open market purchases, privately negotiated transactions, tender offers or otherwise. Please confirm your understanding that until at least ten business days after the termination of this tender offer, neither the Company nor any affiliate will make any such purchases except pursuant to this tender offer. See Rule 13e-4(f)(6).

Acceptance of Notes for Purchase; Payment for Notes, page 10

9. We note your disclosure on page 11 that you reserve the right the transfer or assign to one or more of your affiliates the right to purchase all or any portion of the Notes validly tendered pursuant to the Offer. Please provide your analysis as to whether such affiliates should be named as filing persons.

Procedures for Tendering Notes, page 11

10. We note your statement on page 14 that your determinations
"will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer.
Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Withdrawal of Tenders; Absence of Appraisal Rights, page 14

11. Please expand your disclosure to discuss the availability of back-end withdrawal rights provided pursuant to Rule 13e-
4(f)(2)(ii).

Conditions to the Exchange Offer, page 23

12. Please note that all conditions to the offer, other than necessary government approvals, must be satisfied or waived on or before the expiration date of the Offer. Please revise your disclosure to clarify that should you decide to waive a condition, you will do so by the expiration of the Offer.

13. We note that the offer is conditioned upon the consummation of the Merger and the satisfaction of the Financing Conditions.
Accordingly, please expand to describe the conditions to the Merger and the financing, as necessary.

14. Please note that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

* Revise your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

* We refer you to the conditions that will be determined to be triggered in your "sole judgment." Revise these conditions to provide an objective standard by which the company will determine whether the condition has been satisfied; and

* Avoid the use of vague terms, such as "might."

15. See our last comment above concerning the need to describe each offer condition with sufficient specificity. To that end, please quantify the "significant change in the price of the Notes" which would trigger condition described in condition (v).

Change in Control Offer, page 17

16. Please explain how you determined that the payment for the Notes in the Change in Control Offer would be less than the Offer
Condition.

Certain U.S. Federal Income Tax Considerations, page 18

17. You are required to furnish a description of all the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading and the text of this section as necessary to clarify that you have addressed the "material" tax consequences of this transaction. See, Item
1004(a)(xii) of Regulation M-A.

18. Provide an analysis supporting your reference to Treasury
Department Circular 230 or delete the legend on page 44.

Closing Comments

      As appropriate, please amend your filing promptly and provide the requested information in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

	     						Very truly yours,



          						Ade K.Heyliger
							Attorney-Advisor
							Office of Mergers & Acquisitions